Exhibit 99.1

NewGen Announces Reverse Stock Split

NewGen’s ordinary shares to begin trading on a split-adjusted basis on February 11, 2025

BANGKOK, Jan. 31, 2025 (GLOBE NEWSWIRE) -- NewGenIvf Group Limited (NASDAQ: NIVF) (“NewGen” or the “Company”), a comprehensive fertility services provider in Asia helping couples and individuals obtain access to fertility treatments, today announced that it is implementing a reverse stock split of all of the Company’s issued and unissued shares, including the Class A ordinary shares with no par value (the “Class A Ordinary Shares”), Class B ordinary shares with no par value and preferred shares with no par value, at an exchange ratio of one (1) share for twenty (20) shares (the “Reverse Stock Split”). The Reverse Stock Split was approved by the Company’s Board of Directors on January 21, 2025.

The Company’s Class A Ordinary Shares will begin trading on the Nasdaq Global Market on a post-Reverse Stock Split basis under the current ticker symbol “NIVF” at the commencement of trading on February 11, 2025, and will trade under the new CUSIP number G0544E204.

The Reverse Stock Split will reduce the number of outstanding Class A Ordinary Shares of the Company from approximately 27.07 million to approximately 1.35 million. Every twenty (20) outstanding Class A Ordinary Shares will be combined into and automatically become one post-Reverse Stock Split Class A Ordinary Share. No fractional shares will be issued in connection with the Reverse Stock Split. Instead, the Company will issue one full post-Reverse Stock Split Class A Ordinary Share to any shareholder who would have been entitled to receive a fractional share as a result of the process.

After the Reverse Stock Split, all options, warrants and other convertible securities of the Company outstanding immediately prior to the Reverse Stock Split will be adjusted by dividing the number of Class A Ordinary Shares into which the options, warrants and other convertible securities are exercisable or convertible by twenty (20) in accordance with the terms of the plans, agreements or arrangements governing such options, warrants and other convertible securities and subject to rounding to the nearest whole share.

The Company is primarily implementing the reverse stock split to enable it to regain compliance with the Nasdaq $1.00 per share minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Requirement”). Nasdaq previously provided the Company until April 7, 2025, to regain compliance. There can be no assurance that the Company will be able to regain compliance with the Minimum Bid Requirement.

The Company’s transfer agent, Continental Stock Transfer & Trust Company (“Continental”), will serve as the transfer agent for the Reverse Stock Split.

About NewGen

NewGen is a comprehensive fertility services provider in Asia helping couples and individuals obtain access to fertility treatments. With a mission to aid couples and individuals in building families regardless of fertility challenges, NewGen has dedicated itself to creating increased access to infertility treatment and providing comprehensive fertility services for its customers. NewGen’s management team collectively has over a decade of experience in the fertility industry. NewGen’s clinics are located in Thailand, Cambodia, and Kyrgyzstan, and present a full suite of services for its patients, including comprehensive infertility and assisted reproductive technology treatments, egg and sperm donation, and surrogacy, in the appropriate jurisdictions, respectively. To learn more, visit www.newgenivf.com. The information contained on, or accessible through, NewGen’s website is not incorporated by reference into this press release, and you should not consider it a part of this press release.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Without limiting the generality of the foregoing, the forward-looking statements in this press release include descriptions of the Company’s future commercial operations, business strategy, and financial condition. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, such as the Company’s inability to implement its business plans, identify and realize additional opportunities, the Company’s inability to meet or exceed its financial projections, or changes in the regulatory or competitive environment in which the Company operates. You should carefully consider the foregoing factors and the other risks and uncertainties described in the Company’s annual report on Form 20-F and other documents filed or to be filed by the Company with the SEC from time to time, which could cause actual events and results to differ materially from those contained in the forward-looking statements. Copies of these documents are available on the SEC’s website, www.sec.gov. All information provided herein is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

ICR, LLC
Robin Yang
Phone: +1 (212) 537-4406
Email: Newgenivf.IR@icrinc.com